(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dresser, Inc.
Full Name of Registrant

N.A.
Former Name if Applicable

15455 Dallas Parkway, Suite 1100
Address of Principal Executive Office (Street and Number)

Addison, Texas, 75001
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Dresser, Inc. (the “Company”) has determined that its financial statements set forth in its 2003 Annual Report on Form 10-K should be restated. A portion of the restatement results from the Company’s review of previously reported fourth quarter adjustments in 2003, which included a $10.0 million decrease to pre-tax income and a $2.4 million decrease to income tax expense. The adjustments were comprised primarily of non-cash charges, the majority of which related to excess and obsolete inventory write-offs and the initial recognition of certain foreign pension liabilities from prior years. While the review is not yet complete, the Company has concluded that portions of the fourth quarter 2003 adjustments will be restated to prior periods. Additionally, the Company will restate certain previously issued financial statements to reflect a correction of an error related to the historical accounting for its LIFO inventories, as well as other items discovered during the course of preparing its 2004 financial statements. The restatement of prior period financial statements will cause the Company to delay the filing of its 2005 Quarterly Report on Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas Kanuk	972	361-9868
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The 2004 Annual Report on Form 10-K also has been delayed pending completion of the Company’s 2004 financial statements.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Company’s continuing review of its fourth quarter adjustment in 2003 and the ongoing preparation of its 2004 financial statements, the Company is unable to quantify the impact of these items on prior periods at this time. The effect of the correction of the Company’s accounting for LIFO inventories is a decrease in net inventories of approximately $7.0 million as of September 30, 2004. The aggregate expected effect on operations from January 1, 2001 through September 30, 2004 is a decrease to operating income of less than $2.0 million. The remainder affects operating income in periods prior to 2001. As the Company completes its 2004 financial statements, there may be a need for further revisions to prior periods.

Dresser, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2005	By	/s/ James A. Nattier
James A. Nattier Executive Vice President and Chief Financial Officer